99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

82-34770

LATHAM&WATKINS

FIRM / AFFILIATE OFFICES

Boston	New York
Brussels	Northern Virginia
Chicago	Orange County
Frankfurt	Paris
Hamburg	San Diego
Hong Kong	San Francisco
London	Shanghai
Los Angeles	Silicon Valley
Milan	Singapore
Moscow	Tokyo
New Jersey	Washington, D.C.

23 May 2005

File No. 040006-0000

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America




05008625

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find three press releases titled:

- *Yara to explore expansion in Brazil* dated 18 May, 2005;
- *Yara AGM approves dividend buy-back program* dated 20 May, 2005;
- *Yara and Akzo Nobel enter global marketing agreement* dated 20 May, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

Enclosures



Yara to explore expansion in Brazil

Oslo (2005-05-18): In order to further strengthen the Downstream business in Brazil, Yara has in a 50-50 joint venture with the largest fertilizer company in Brazil, Bunge, decided to start a feasibility study to evaluate a development of the Anitapolis phosphate rock mine in southern Brazil. The potential development of the Anitapolis site will secure low cost supply of a critical raw material to Yara's fast-growing Downstream business in Brazil.

The Anitapolis phosphate reserve is the only major, known reserve in Brazil not yet utilized. The ownership in the Anitapolis mine was part of the transaction when Yara acquired Adubos Trevo in 2000.

Brazil has ample available land well suited for agricultural development, is the worlds 4th largest consumer of fertilizers, and is expected to further strengthen its position going forward as an exporter of agricultural products such as soybeans, coffee, sugar and citrus. Yara is through Adubos Trevo well positioned to take part in the continued growth within the Brazilian fertilizer market. A development of the Anitapolis mine will support the growth of Yara's Downstream business segment. A decision and possible construction start for Anitapolis is expected during first half of 2006 with possible production start by 2009.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.



Yara AGM approves dividend and buy-back program

Oslo (2005-05-20): Yara's Annual General Meeting yesterday approved a dividend of NOK 2.25 per share, cancelled the already bought back shares and authorized a new share buy-back program.

The NOK 2.25 dividend per share will be paid on 3 June 2005 to shareholders as of 19 May. The Yara share will be traded ex-dividend from 20 May. American Depository Receipts (ADRs) have been traded ex-dividend since 17 May, and the payment date for ADRs is 10 June.

The General Meeting cancelled the approximately 3 million shares already bought back and redeemed approximately 1.7 million shares previously owned by the Norwegian State. After the cancellation/redemption Yara now has 314,737,356 shares.

Finally, the General Meeting replaced the previous buy-back program with a new one authorizing the Board to acquire up to 5% of Yara's shares within the next 12 months. Shares may be purchased within a price range of NOK 10 to NOK 300. Yara has entered into a new agreement with the Norwegian State to the effect that the State's shares will be redeemed on a pro-rata basis so that the State's ownership is unchanged in the event of a cancellation of the shares bought back.

The complete protocol from the Annual General Meeting will be made available before the end of 20 May on **Yara's website**

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.



Yara and Akzo Nobel enter global marketing agreement

Oslo (2005-05-20): Yara International ASA and Akzo Nobel's Chelates and Micronutrients business have entered into a global marketing cooperation within chelated micronutrients, a range of specialty products used worldwide. The agreement is another step in providing Yara's customers with a complete nutritional program.

Yara and Akzo Nobel Chelates and Micronutrients expect the global cooperation to further strengthen the market position of both companies and that Yara's global distribution set-up will enable further growth of chelated micronutrients. Yara together with SQM, in line with the marketing agreement between the two companies, will, with the exception of Italy, Spain, Israel and USA, become the exclusive distributor worldwide for Akzo Nobel within the agricultural application segment.

"Chelated micronutrients are complementing our strong product portfolio within specialty plant nutrients. We believe we will increase the sale of chelated products significantly over the next years," says Terje Knutsen, Vice President Downstream Marketing and Specialities at Yara. "With this agreement we have a complete portfolio in place, and we are well positioned to serve the fertigation segment, the foliar segment as well as the segment for dry application. Together with our alliance partners we can offer growers all around the world the plant nutrition solutions they require for production of high quality crops."

One of the most pronounced trends in the fertilizer market is the increased focus on specialty fertilizers. Yara is currently the number one global brand within the cash crop segment (fruit, flowers and vegetables).

"The strength of this agreement is that it brings together independent partners with their specific expertise. Yara and SQM's worldwide distribution and network of specialists will make it possible for us to serve growers with our quality micronutrients in an optimized way," says Geert Hofman, General Manager of the Chelates and Micronutrients business at Akzo Nobel. "This is an excellent stepping stone for future growth on a truly global basis for our Micronutrients business."

Chelates are molecules that protect the micronutrient from adverse soil conditions making it more available for the plants. Iron is the largest chelated micronutrient product segment with copper, manganese and zinc as other important market segments. Chelation of minerals improves the availability of these elements in soil, foliar and hydroponic applications and allows for healthy plants and crops. The total market value for chelated micronutrients products for plant nutrition purpose is approximately 180 million USD.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Akzo Nobel Functional Chemicals - Chelates and Micronutrients
Anders Mollenstahl + 31 (0)33 4676226

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.

Akzo Nobel' Chelates & Micronutrients is part of Functional Chemicals, a multi-faceted business, headquartered in Amersfoort, the Netherlands. Sales in 2004 totaled EUR 604 million. Functional Chemicals consists of a number of different businesses that manufacture and sell a variety of chemical intermediates, formulation ingredients and/or process aids on a global basis. Besides being the world's largest supplier of mono-chloroacetic acid (MCA), Functional Chemicals is a major producer of ethylene amines, chelates and micronutrients, cellulosic specialties, sulfur products, and polysulfides. Akzo Nobel, based in the Netherlands, serves customers throughout the world with healthcare products, coatings and chemicals. Consolidated revenues for 2004 totaled EUR 12.9 billion. The Company currently employs some 61,000 people in more than 80 countries.
